Exhibit 1

21255 Burbank Blvd., Ste. 400 Woodland Hills, CA 91367 Tel: (818) 884-3737 www.brileyfin.com

April 30, 2020

National Holdings Board of Directors

Gentlemen:

As you know, we believe that the business model of National Holdings is unsustainable without making meaningful changes. While we are encouraged by the steps management has taken to lower costs, we believe the next step is to significantly reduce the costs of being a public company. As you are keenly aware, two shareholders, B. Riley and Dan Asher, own approximately 8.7M of the 13.2M shares outstanding. Management and the Board have been granted another 1.3M shares. Independent shareholders own approximately 3.2M shares currently representing a total value of $4.4M. Additionally, the total dollar amount of shares traded year to date is $1.07M. These facts demonstrate beyond dispute that the benefits of being public are far outweighed by the tremendous costs.

An alternative to being public is to “go dark”. B. Riley has significant experience in this area and would point to bebe stores, inc. as the most recent example. B. Riley owns approximately 40% of the shares of bebe and worked with management to list on the OTC. The result was a near 80% in savings between board, accounting, legal and insurance fees. As for trading, there has been very little drop in volume and a portion of the public cost savings has been used to pay all bebe shareholders a $.75 annual dividend. We believe that National could also benefit from this change and has even more reasons than bebe did to go dark, including more concentrated ownership and higher costs than bebe.

B. Riley is also willing to give its fellow shareholders a choice in this matter and would be willing to acquire all shares not owned by the current management team at $2.00 per share. This would apply to independent board members. While we appreciate that this proposal will need to be vetted, we believe that this is a very fair, transparent and shareholder-friendly approach. We trust that you too will see the merits of such a transaction and will act quickly in order to provide the associated savings to National’s shareholders. Of course, the proposal to acquire the non-management shares is non-binding and subject to, among other things, reaching satisfactory arrangements with National and definitive documentation as appropriate.

I hope you recognize the spirit with which this letter is being delivered and look forward to hearing from you as soon as possible.

Sincerely,

/s/ Bryant Riley

Bryant Riley

Chairman & Co-CEO